Exhibit 12.1

Statement regarding computation of ratio of combined fixed charges and preferred share dividends

		2009	2010	2011		2012	2013

Pre-tax income from continuing operations (4)		(7,694)	(11,778)	(543)		(7,358)	(4,886)
Interest expense		1,454	2,136	875		2,065	830
Amortization of Capitalized expenses on debt grant		469	920	224		31	0
Preference security dividend requirements		N/A	N/A	N/A		N/A	N/A
Earnings		(5,771)	(8,722)	556		(5,262)	(4,056)

Fixed Charges		1,923	3,056	1,099		2,096	830

Ratio of earnings to fixed charges (1)		[- ]	[- ]	[-	]	[- ]	[-	]
Ratio of earnings to combined fixed charges and preferred share dividends (1) (3)		[- ]	[- ]	[-	]	[- ]	[-	]

(1) Earnings were insufficient to cover fixed charges by:	Euro (in thousands)	7,694	11,778	543		7,358	4,886
	US Dollar (in millions) (2)	10,737	15,565	760		9,499	6,500

(2) Dollar amounts have been translated solely for the convenience of the reader at the following exchange rates:		1.3955	1.3215	1.4002		1.2909	1.3303

(3) The Company did not have any outstanding preferred shares over the indicated periods.

(4) Pre-tax incomes from continuing operations include the following non-cash changes in fair value: income / (loss)		(2,718)	(6,052)	2,434		(374)	1,007